

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Ali Parsadoust
Chief Executive Officer and Director
Babylon Holdings Ltd
1 Knightsbridge Green
London, SW1X 7QA

> **Re: Babylon Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed April 29, 2022**
> **File No. 333-264594**

Dear Ali Parsadoust:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chuck Cassidy